SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

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Genesys Conferencing Reports Third Quarter 2006 Results

Vienna, Virginia and Montpellier, France – November 15, 2006 – Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported financial results for the quarter ended September 30, 2006.  All results are reported under International Financial Reporting Standards (IFRS).

In the third quarter of 2006, volume increased 11.5% to 556.9 million minutes compared to 499.4 million minutes in the third quarter of 2005. Revenue(1) decreased 5.5% to €34.1 million in the third quarter of 2006 compared to €36.1 million in the third quarter of 2005.  In US dollars, revenue for the third quarter of 2006 was $43.5 million a 1.1% decrease compared to $44.0 million in the third quarter of 2005.

The decrease reflects the exceptionally high level of revenue in the third quarter of 2005 generated by Genesys Event Services and, as previously announced, the loss of a major customer late in the fourth quarter of 2005.  Despite the anticipated decline in third quarter revenue, the company continues to expect 2006 total revenue to remain stable when compared to 2005.

“Our focus on delivering high-value multimedia collaboration services to large enterprises is proving successful, as we continue to gain greater market penetration in a highly competitive environment,” commented François Legros, Chairman and Chief Executive Officer. “The next generation of Genesys Meeting Center, to be launched in the next few weeks, has been designed for easy and fast enterprise-wide deployment and will allow us to further drive customer adoption of our services.”

Gross profit was €21.1 million for the third quarter of 2006, compared to €23.9 million for the third quarter of 2005.  Gross margin was 61.9% compared to 66.1% for the third quarter of 2005. Gross margin remains in the company’s targeted range of above 60% of revenue.

Operating income was €2.5 million for the third quarter of 2006, compared to €2.9 million for the third quarter of 2005.  Operating profitability partially reflects the reduction in operating expenses from €20.2 million in the third quarter of 2005 to €18.1 million in the third quarter of 2006, as part of the company’s continuous efforts to improve efficiency and reduce general and administrative expenses.

Net income was €41 thousand for the third quarter of 2006, compared to €1.4 million for the third quarter of 2005.  The year-over-year change in third quarter net income largely reflects the decline in operating income, the previously reported increase in non-cash, deferred income tax expense and the non-cash impact of exchange rate fluctuations which negatively impacted net income by €0.9 million between the third quarter of 2005 and 2006.

Earnings before interest, taxes, depreciation and amortization EBITDA(2) and before stock-based compensation was €5.1 million for the third quarter of 2006, compared to €6.0 million for the third quarter of 2005.

As of September 30, 2006, the company’s net cash(3) was €3.6 million and its net debt was €26.9 million compared to €4.1 million and €71.9 million as of December 31, 2005, respectively.  Net cash reflects €8.5 million of company investments in equipment and capitalized development costs made in the nine months ended September 30, 2006, largely related to the development of the company’s VoIP initiatives and preparation for the commercial introduction of the next generation of Genesys Meeting Center in the fourth quarter of 2006.

Guidance

The following contains forward-looking guidance regarding Genesys Conferencing’s financial outlook, based on current expectations and a fixed currency rate of exchange of EUR 1.00 = USD 1.25, similar to the average exchange rate for 2005. Actual results may differ materially, and the company may not update any forward-looking statements made in this press release.

Consistent with previously issued financial outlook, the company expects for the full-year ended December 31, 2006:

•      Revenue to be in the range of €140 to €144 million

•      EBITDA(2) to be in the range of €22 to €25 million

•      Net income to be positive

Conference Call and Webcast

Chairman and CEO François Legros and EVP/Chief Financial Officer Michael E. Savage will host a conference call on Wednesday, November 15, 2006, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss third- quarter 2006 financial results.

The conference may be accessed at: http://events.webeventservices.com/genesys/2006/11/15/

A replay of the call will be available at http://www.genesys.com.

(1)           Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S. dollar amounts

(2)           See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(3)           Net cash includes cash and cash equivalents less bank overdrafts.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis.  As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar.  During 2005, and continuing through the first nine months of 2006, the U.S. dollar has fluctuated compared to the euro. As a result, the comparability of the company’s revenues and results of operations expressed in euros were affected.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys Conferencing with the Securities and Exchange Commission on May 18, 2006.

Although Genesys Conferencing’s management believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organisations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage

Executive Vice President, Chief Financial Officer

Phone: +1 703-749-2500

mike.savage@genesys.com

Marine Pouvreau

Investor Relations Manager

Phone: +1 703-749-2500

marine.pouvreau@genesys.com

GENESYS CONFERENCING

Consolidated Balance Sheets

(IFRS, in thousands of euros, except share data)

	December 31, 2005	September 30, 2006
		Unaudited
ASSETS
Non current assets
Goodwill, customer lists and technology	€33,330	€35,698
Other intangible assets, net	5,663	6,953
Tangible assets, net	16,011	16,453
Financial assets, net	1,074	1,565
Deferred tax assets	2,488	1,159
Investments in affiliated companies	278	—
Total non current assets	58,844	61,828
Current assets
Accounts receivable, less allowances (€ 1,547 and € 1,107 at December 31, 2005 and September 30, 2006, respectively)	27,692	26,223
Prepaid expenses and other current assets	9,072	11,491
Marketable securities	45	795
Cash at bank	5,870	5,647
Total current assets	42,679	44,156
TOTAL ASSETS	€101,523	€105,984

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity (deficit)
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2005 and 69,798,286 shares issued and outstanding at September 30, 2006	€18,308	€69,798
Common shares to be issued	139	136
Additional paid-in capital	185,080	179,706
Additional paid-in capital to be issued	3,831	3,735
Reserve for stock-based compensation	2,605	3,024
Accumulated deficit	(223,429)	(218,442)
Net income (loss) for the period	4,544	346
Currency translation adjustments	668	3,419
Total shareholders’ equity (deficit)	(8,254)	41,722
Provisions for risks and charges	720	563
Deferred tax liability	59	595
Long-term debt
Long-term portion of long-term debt	62,474	29,344
Long-term portion of capitalized lease obligations	39	277
Total long-term debt and other liabilities	63,292	30,779
Current liabilities
Bank overdrafts	1,851	2,892
Accounts payable and accrued liabilities	13,254	12,235
Other taxes payable and deferred compensation	9,493	11,072
Income taxes payable	3,148	2,836
Current portion of provision for risks and charges	907	719
Current portion of long-term debt	13,483	769
Current portion of capitalized lease obligations	4	62
Other current liabilities	4,345	2,898
Total current liabilities	46,485	33,483

LIABILITIES AND SHAREHOLDERS’ EQUITY	€101,523	€105,984

GENESYS CONFERENCING

Consolidated Statements of Operations

Unaudited

(IFRS, in thousands of euros, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
Revenue
Services	€36,109	€34,135	€106,478	€106,414

Cost of revenue
Services	12,238	12,997	37,015	38,140
Gross profit	23,871	21,138	69,463	68,274
Operating expenses
Research and development	632	553	1,962	2,897
Selling and marketing	10,351	9,928	30,006	31,816
General and administrative	9,261	7,620	25,683	22,859
Restructuring charge	—	—	292	—
Amortization of intangibles	718	586	2,102	1,959
	20,962	18,687	60,045	59,531
Operating income	2,909	2,451	9,418	8,743
Interest income	83	22	124	80
Interest expense	(1,696)	(884)	(5,123)	(2,527)
Foreign exchange gain (loss)	291	(562)	(263)	(2,212)
Other income (expense)	30	(403)	30	(1,283)
Equity in income of affiliated companies	21	—	57	—
Income tax credit (expense)	(224)	(583)	(466)	(2,455)
Net income (loss)	€1,414	€41	€3,777	€346

Basic net income per share	€0.08	€0.00	€0.20	€0.01

Diluted net income per share	€0.08	€0.00	€0.20	€0.01

Number of outstanding shares used in computing basic net income (loss) per share	18,446,451	69,912,650	18,446,451	60,105,225

Number of outstanding shares used in computing basic net income (loss) per share	18,567,897	69,912,650	18,567,897	60,105,225

GENESYS CONFERENCING

Note to the Consolidated Financial Statements

Unaudited

(In thousands of euros)

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
NOTE A- EBITDA calculation
Operating income	€2,909	€2,451	€9,418	€8,743
Amortization of identifiable intangible assets	718	586	2,102	1,959
Depreciation	2,088	1,984	6,466	6,294
EBITDA	€5,715	€5,021	€17,986	€16,996

Stock-based compensation	306	96	920	460

EBITDA before stock-based compensation	€6,021	€5,117	€18,906	€17,456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2006

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer